YUKON-NEVADA GOLD CORP. ENTERS INTO
ORE PURCHASE DEAL WITH NEWMONT

Vancouver, BC – November 3, 2010 – Yukon-Nevada Gold Corp. (“YNG” or the “Company”) (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce that it has entered into an ore purchase agreement with Newmont Mining Corporation (TSX:NMC).

YNG will accept delivery of approximately 2,000 tons of gold bearing ore per day from several of Newmont’s mines in Nevada. Ore deliveries started on Saturday, 30th of October 2010.

The ore purchase transaction is part of a steady increase in mill throughput the Company is targeting and will provide the ability to achieve and maintain its minimum 150,000 ounces per year of gold production. This is the first milestone toward increased sustainable gold production. The Company has been steadily passing all of its independent stack tests for mercury and other emissions and has recently passed the 100 tons per hour ore throughput for each roaster circuit. The target is to eventually achieve an ability to process 6,000 tons per day through the roaster circuit.

In the meantime the Company is preparing to re-open the SSX-Steer underground mine complex , which is scheduled to contribute up to 1,200 tons per day by end of 2011. In addition, the Smith mine is already contributing 1,000 tons per day. Together with stock piled ore already on the property, the Company is targeting a throughput of 4,000 tons per day from the foregoing ore as it builds other sources to supply feed to the plant.

These achievements will ensure the Company continues on its path of a return to profitability and will be able to sustain this into the coming year.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.